SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

First half 2008 Earnings Release Portugal Telecom

Earnings Release

Lisbon, Portugal, 7 August 2008

Portugal Telecom announced today its results for the second quarter and first half, ended 30 June 2008. Vivo concluded the acquisition of Telemig Participações and Telemig Celular (together "Telemig"), on 3 April 2008, which allowed for its consolidation from the beginning of April. As such, PT's and Vivo's results presented for the 2Q08 include Telemig.

In 1H08, consolidated operating revenues amounted to Euro 3,250 million, an increase of 10.0% y.o.y. EBITDA excluding post retirement benefits (EBITDA pre PRBs) increased by 5.6% y.o.y to Euro 1,193 million. Reported EBITDA in 1H08 increased to Euro 1,171 million, equivalent to a margin of 36.0% and income from operations reached Euro 561 million. On a comparable basis, adjusting for exceptional items, net income decreased by 10.8% y.o.y in 1H08 while diluted adjusted earnings per share increased by 7.5% y.o.y. EBITDA pre PRBs minus Capex increased to Euro 835 million, notwithstanding the company's continued investment in the development of new services and expansion of network capacity and coverage. Operating cash flow amounted to Euro 717 million, an increase of 13.8% y.o.y. As at 30 June 2008, net debt amounted to Euro 5,800 million and after-tax unfunded post retirement benefit obligations totalled Euro 1,107 million.

Table 1 _ Consolidated financial highlights (Euro million)

	2Q08	2Q07	y.o.y	1H08	1H07	y.o.y
Operating revenues	1,674.3	1,495.0	12.0%	3,250.1	2,955.8	10.0%
Operating costs, excluding D&A	1,098.3	919.0	19.5%	2,079.1	1,809.0	14.9%
EBITDA (1)	576.0	576.0	(0.0%)	1,171.1	1,146.8	2.1%
EBITDA pre PRBs (2)	586.9	548.2	7.1%	1,192.9	1,129.5	5.6%
Income from operations (3)	263.0	301.2	(12.7%)	561.5	606.2	(7.4%)
Net income	113.1	252.5	(55.2%)	252.9	429.1	(41.1%)
Net income excluding exceptional items (4)	150.1	174.2	(13.8%)	300.5	336.8	(10.8%)
Capex (5)	215.9	169.9	27.1%	358.4	298.5	20.1%
Capex as % of revenues (%)	12.9	11.4	1.5pp	11.0	10.1	0.9pp
EBITDA pre PRBs minus Capex	371.0	378.3	(1.9%)	834.5	831.0	0.4%
Operating cash flow	412.8	335.1	23.2%	716.9	629.7	13.8%
Net debt	5,800.0	4,280.4	35.5%	5,800.0	4,280.4	35.5%
After-tax unfunded obligations	1,107.1	905.3	22.3%	1,107.1	905.3	22.3%
EBITDA margin (%) (6)	34.4	38.5	(4.1pp)	36.0	38.8	(2.8pp)
Net debt / EBITDA (x) (7)	2.5	1.9	0.7x	2.5	1.9	0.6x
EBITDA / net interest (x)	8.8	13.9	(5.0x)	10.1	12.6	(2.5x)
Earnings per share (8)	0.12	0.22	(44.3%)	0.27	0.37	(28.3%)
Earnings per share excluding exceptional items (4)(8)	0.16	0.15	4.4%	0.31	0.29	7.5%

(1) EBITDA = income from operations + depreciation and amortisation. (2) EBITDA pre PRBs = EBITDA + post retirement benefits. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (4) Net income adjusted for several exceptional items as described in table 5. (5) Capex in 2Q08 and 1H08 excludes the acquisition of 3G licenses in Brazil (Euro 227 million). In 1H07 capex excludes Euro 8 million related to the additional commitments under the terms of UMTS license. (6) EBITDA margin = EBITDA / operating revenues. (7) Net debt divided by EBITDA. (8) Earnings per share computed using the net income, with and without the adjustments of the exceptional items, less the costs associated with the convertible bonds divided by the diluted number of shares as described in table 6.

Portugal Telecom | First Quarter 2008

2 / 25

Financial Review

Income Statement

Consolidated operating revenues increased by 10.0% y.o.y in 1H08, driven by growth at Vivo and TMN. Vivo's operating revenues increased by 25.7% y.o.y in Euros and by 19.8% y.o.y in Reais in 1H08, including Telemig in 2Q08, on the back of continued customer growth of 2,965 net adds in the first half, up 149.7% y.o.y. Excluding the consolidation of Telemig, consolidated operating revenues would have grown by 7.3% with Vivo's revenues growing by 19.0% y.o.y in Euros and by 13.4% y.o.y in Reais. TMN operating revenues increased by 7.2% y.o.y, underpinned by continued customer growth, particularly in postpaid customers and wireless broadband, of 223 thousand net adds, up 102.6% y.o.y. Wireline operating revenues decreased by 4.0% y.o.y in 1H08 as a result of the combined impact of line loss and pricing pressure on retail revenues. Nonetheless, in 2Q08, wireline revenues were broadly flat sequentially as a result of growth in pay-TV customers of 96 thousand in the first half and 70 thousand in the second quarter as well as growth in data and corporate businesses. The growth of PT's TV offer is also contributing to reduce churn and attract new voice and data customers as 50% of IPTV net adds are new PT customers.

Table 2 _ Consolidated income statement (1) — Euro million

	2Q08	2Q07	y.o.y	1H08	1H07	y.o.y
Operating revenues	1,674.3	1,495.0	12.0%	3,250.1	2,955.8	10.0%
Wireline	476.1	493.6	(3.6%)	953.7	992.9	(4.0%)
Domestic mobile • TMN	391.7	364.8	7.4%	780.8	728.1	7.2%
Brazilian mobile • Vivo (1)	766.9	593.8	29.1%	1,433.5	1,140.3	25.7%
Other and eliminations	39.6	42.7	(7.4%)	82.1	94.4	(13.0%)
Operating costs, excluding D&A	1,098.3	919.0	19.5%	2,079.1	1,809.0	14.9%
Wages and salaries	154.5	157.7	(2.0%)	311.2	322.6	(3.5%)
Post retirement benefits	10.9	(27.9)	n.m.	21.9	(17.3)	n.m.
Direct costs	275.1	217.7	26.4%	518.3	428.1	21.1%
Commercial costs	315.5	259.2	21.7%	578.6	466.3	24.1%
Other operating costs	342.4	312.3	9.6%	649.1	609.3	6.5%
EBITDA (2)	576.0	576.0	(0.0%)	1,171.1	1,146.8	2.1%
EBITDA pre PRBs (3)	586.9	548.2	7.1%	1,192.9	1,129.5	5.6%
Depreciation and amortisation	313.0	274.8	13.9%	609.6	540.6	12.8%
Income from operations (4)	263.0	301.2	(12.7%)	561.5	606.2	(7.4%)
Other expenses (income)	67.8	47.2	43.7%	79.4	111.1	(28.5%)
Curtailment costs, net	62.7	31.6	98.3%	78.0	84.4	(7.6%)
Net losses (gains) on disposal of fixed assets	(4.2)	1.5	n.m.	(13.3)	0.9	n.m.
Net other costs (gains)	9.2	14.0	(34.1%)	14.6	25.7	(43.0%)
Income before financ. & inc. taxes	195.2	254.1	(23.2%)	482.1	495.1	(2.6%)
Financial expenses (income)	30.1	(71.9)	n.m.	73.0	(89.1)	n.m.
Net interest expenses	65.2	41.5	57.0%	115.6	90.9	27.2%
Equity in losses (earnings) of affiliates	(40.9)	(33.9)	20.5%	(74.5)	(52.9)	40.8%
Net other financial losses (gains)	5.8	(79.5)	n.m.	31.9	(127.1)	n.m.
Income before income taxes	165.1	326.0	(49.3%)	409.1	584.3	(30.0%)
Provision for income taxes	(35.8)	(64.9)	(44.8%)	(114.6)	(141.1)	(18.8%)
Income from continued operations	129.3	261.1	(50.5%)	294.5	443.2	(33.6%)
Income from discontinued operations	0.0	9.3	n.m.	0.0	28.6	n.m.
Losses (income) attributable to minority interests	(16.2)	(17.9)	(9.2%)	(41.6)	(42.7)	(2.7%)
Consolidated net income	113.1	252.5	(55.2%)	252.9	429.1	(41.1%)

(1) Considering a Euro/Real average exchange rate of 2.7218 in 1H07 and 2.5946 in 1H08. (2) EBITDA = income from operations + depreciation and amortisation. (3) EBITDA pre PRBs = EBITDA + post retirement benefits. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

Portugal Telecom | First Half 2008 3 / 25

Financial Review

Other revenues, including intra-group eliminations, decreased by 13.0% y.o.y mostly due to lower revenues from the call centre business in Portugal, following the spin-off of PT Multimedia, and also due to a lower contribution from MTC as a result of the devaluation of the Namibian Dollar, which more than offset the growth in revenues stated in local currency.

The contribution of fully consolidated international assets increased from 43.3% in 1H07 to 48.6% in 1H08, with Brazil being the main growth driver. Brazil already accounts for 45.3% of consolidated revenues, up by 5.6pp from 1H07. In 2Q08, international assets contribution already surpassed 50% of revenues.

Table 3 _ Revenues by region (Euro million)

	2Q08	2Q07	y.o.y	1H08	1H07	y.o.y
Domestic operations (1)	832.2	827.4	0.6%	1,665.4	1,671.0	(0.3%)
Brazil (2)	787.0	610.9	28.8%	1,472.2	1,172.9	25.5%
Other and eliminations (3)	55.1	56.7	(2.9%)	112.6	111.9	0.6%
Total operating revenues	1,674.3	1,495.0	12.0%	3,250.1	2,955.8	10.0%

(1) Domestic operations include the wireline segment, TMN, PT Inovação, PT SI, PT Pro and PT Contact. (2) Considering a Euro/Real average exchange rate of 2.7218 in 1H07 and 2.5946 in 1H08. Includes mainly Vivo and Mobitel. (3) Includes only fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and holding companies.

EBITDA increased by 2.1% y.o.y in 1H08 to Euro 1,171 million, with margin at 36.0%. Excluding post retirement benefit costs (PRBs), EBITDA increased by 5.6% y.o.y, equivalent to a margin of 36.7%. Excluding the effect of Telemig, consolidated EBITDA pre PRBs would have grown by 4.5%. EBITDA improvement in the period was driven by growth in the mobile divisions, Vivo and TMN. Vivo's EBITDA increased by 26.5% y.o.y (20.6% y.o.y in local currency), on the back of the strong increase in revenues and the consolidation of Telemig, as referred previously. Excluding the effect of Telemig, Vivo's EBITDA would have grown by 21.7% (16.0% y.o.y in local currency).

Table 4 _ EBITDA by business segment (1)(2) (Euro million)

	2Q08	2Q07	y.o.y	1H08	1H07	y.o.y
Wireline	215.0	266.0	(19.2%)	437.9	506.0	(13.5%)
Domestic mobile • TMN	172.2	166.5	3.4%	338.8	327.4	3.5%
Brazilian mobile • Vivo (1)	163.7	123.9	32.2%	347.4	274.7	26.5%
Other and eliminations	25.0	19.7	27.0%	47.0	38.7	21.4%
EBITDA (2)	576.0	576.0	(0.0%)	1,171.1	1,146.8	2.1%
EBITDA margin (%)	34.4	38.5	(4.1pp)	36.0	38.8	(2.8pp)
EBITDA pre PRBs (3)	586.9	548.2	7.1%	1,192.9	1,129.5	5.6%
EBITDA margin pre PRBs (%)	35.1	36.7	(1.6pp)	36.7	38.2	(1.5pp)
Wireline EBITDA pre PRBs (3)	225.9	238.0	(5.1%)	459.8	488.6	(5.9%)
Wireline EBITDA margin pre PRBs (%)	47.4	48.2	(0.8pp)	48.2	49.2	(1.0pp)
Domestic operations (4)	385.7	430.9	(10.5%)	773.4	830.0	(6.8%)
Brazil (5)	168.8	126.6	33.4%	354.7	279.4	27.0%
Other (6)	21.4	18.5	16.1%	42.9	37.5	14.5%

(1) Considering a Euro/Real average exchange rate of 2.7218 in 1H07 and 2.5946 in 1H08. (2) EBITDA = Income from operations + depreciation and amortisation. (3) EBITDA pre PRBs = EBITDA + post retirement benefits. (4) Domestic operations include the wireline segment, TMN, PT Inovação, PT SI, PT Pro and PT Contact. (5) Considering a Euro/Real average exchange rate of 2.7218 in 1H07 and 2.5946 in 1H08. Includes mainly Vivo and Mobitel. (6) Includes only fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and holding companies.

As for TMN, EBITDA increased by 3.5% y.o.y, driven by robust customer and revenue growth and cost control. This EBITDA performance was achieved against a backdrop of intense commercial activity (+102.6% increase in net additions in 1H08) and higher customer care and support costs as a result of increased penetration of integrated devices and usage of more complex data services. Wireline EBITDA reached Euro 438 million with a margin of 45.9%. Excluding PRBs, EBITDA of the wireline segment declined by 5.9% due to the reduction in top line and increase in the costs associated with the launch of

Portugal Telecom | First Half 2008 4 / 25

Financial Review new services, namely pay-TV using the IPTV and satellite platforms. Other EBITDA increased to Euro 47 million in 1H08, mainly as a result of the increased contribution of the international assets, notwithstanding the impact of the devaluation of the Namibian Dollar. Fully consolidated international assets contributed with 34.8% of consolidated EBITDA (up from 29.3% in 1H07). Brazilian business accounted for 30.3% of EBITDA in 1H08 (24.4% in 1H07). The EBITDA performance of the African assets in 1H08 was penalised by the strong depreciation of the Namibian Dollar and accounted for 4.2% of consolidated EBITDA in 1H08 (4.7% in 1H07). Depreciation and amortisation costs increased by 12.8% y.o.y. in 1H08 to Euro 610 million, reflecting mainly higher contributions from: (1) Vivo, which accounts for circa 80% of the increase in D&A, primarily explained by the consolidation of Telemig, appreciation of the Real and higher depreciation rates for the TDMA and CDMA networks, following the GSM network rollout, and (2) TMN and wireline business in Portugal, as a result of increased D&A associated with the commitments towards the information society and television investments associated with the rollout of the IPTV and satellite platforms. Curtailment costs amounted to Euro 78 million in 1H08 corresponding to a reduction of 267 employees. In 1H07, PT made 253 employees redundant with curtailment costs of Euro 84 million. Net gains on disposal of fixed assets amounted to Euro 13 million in 1H08, as compared to a loss of Euro 1 million in the same period of last year, mainly due to the implementation of the real estate management strategy, which allowed asset disposals and resulted in a gain of Euro 11 million and a cash inflow of Euro 15 million. Net interest expenses increased by 27.2% to Euro 116 million due to the increase in PT’s average net debt. This increase was partially offset by the reduction in net interest expenses from Vivo due to the decrease in the average cost of debt in Brazil. This factor more than offset the increase in Vivo’s average net debt in 2Q08 following the acquisition of Telemig. Consolidated average cost of debt of PT was 4.6% in 1H08. Excluding Brazil, the average cost of debt increased from 3.4% in 1H07 to 4.0% in 1H08, which remains below the 5-year swap rate. Equity in earnings of affiliates in 1H08 amounted to Euro 74 million, as compared to Euro 53 million in 1H07. This item includes PT’s share in the earnings of: (1) Unitel: Euro 49 million in 1H08 vs. Euro 42 million in 1H07; (2) Médi Télécom: Euro 5 million in 1H08 vs. Euro 3 million in 1H07; (3) CTM: Euro 6 million in 1H08 vs. Euro 9 million in 1H07, and (4) UOL: Euro 6 million in 1H08 vs. Euro 5 million in 1H07. In 1H08 this caption also included a Euro 9 million gain resulting from the sale of the 34% stake in Banco BEST, which took place in 1Q08, following the approval by the Portuguese Central Bank. Net other financial losses amounted to Euro 32 million in 1H08 (net gains of Euro 127 million in 1H07). This item includes: (1) net foreign currency losses of Euro 13 million in 1H08, due to the depreciation of the US Dollar, as compared to net foreign currency gains of Euro 3 million in 1H07; (2) the change in fair value of free-standing cross currency derivatives (losses of Euro 6 million in 1H08 vs. losses of Euro 5 million in 1H07); (3) the change in fair value of equity swap contracts on PT Multimedia shares (gains of Euro 77 million in 1H07), which were cash settled in 2Q07; (4) Euro 36 million gain booked in 1H07 related

Financial Review

to the disposal of the investment in Banco Espírito Santo, and (5) the financial settlement in 1H07 of equity swap contracts (gains of Euro 31 million).

Provision for income taxes amounted to Euro 115 million in 1H08, as compared to Euro 141 million in 1H07, corresponding to an effective tax rate of 28% in 1H08 and 24% in 1H07. The increase in the effective tax rate is primarily explained by: (1) higher non-taxable capital gains on the disposal of investments in 1H07 (Euro 36 million related to the disposal of the investment in Banco Espírito Santo), as compared to 1H08 (Euro 9 million non-taxable gain related with the disposal of the stake in Banco BEST), and (2) the reduction in deferred tax liabilities in 1H07 amounting to Euro 6 million related to certain capital gains which, in accordance to the Portuguese tax legislation, were no longer taxable as from 2007.

Income attributable to minority interests remained broadly flat at Euro 42 million in 1H08. The increase in this caption in 1H08 is attributable to Vivo (Euro 16 million in 1H08 vs. Euro 5 million in 1H07) and to Africatel (Euro 8 million in 1H08), following the sale of a 22% stake of this holding company in August 2007, which were offset by the income attributable to the minority interests of PT Multimedia in 1H07 (Euro 20 million), which is no longer part of PT following its spin-off on 7 November 2007.

Net income excluding exceptional items, as per table 5, amounted to Euro 301 million in 1H08, as compared to Euro 337 million in 1H07, a 10.8% decline y.o.y. Reported net income amounted to Euro 253 million in 1H08 as compared to Euro 429 million in 1H07.

Table 5 _ Net income excluding exceptional items — Euro million

	2Q08	2Q07	y.o.y	1H08	1H07	y.o.y
Net income	113.1	252.5	(55.2%)	252.9	429.1	(41.1%)
Net impact of exceptional items	37.1	(78.3)	n.m.	47.6	(92.2)	n.m.
EBITDA related (1)	0.0	(36.2)	n.m.	0.0	(39.0)	n.m.
Curtailment costs, net	62.7	31.6	98.3%	78.0	84.4	(7.6%)
Gains on equity swaps	0.0	(54.2)	n.m.	0.0	(108.7)	n.m.
Disposal gains	(9.0)	(35.7)	(74.7%)	(9.0)	(35.7)	(74.7%)
Results from discontinued operations	0.0	(9.3)	n.m.	0.0	(28.6)	n.m.
Tax and minority effect on stated exceptional items	(16.6)	25.4	n.m.	(21.4)	35.4	n.m.
Net income excluding exceptional items	150.1	174.2	(13.8%)	300.5	336.8	(10.8%)

(1) In 1H07, EBITDA adjustments include: (i) at wireline business, Euro 36 million of prior years service gains related with vested rights, and (ii) at Vivo, Euro 3 million related with the reversal of PIS/Cofins taxes.

Earnings per Share

On a per share basis, diluted adjusted earnings increased by 7.5% y.o.y in 1H08 to Euro 31 cents as the decrease in net income after exceptional items, adjusted for the costs associated with the exchangeable bond maturing in 2014, was more than offset by the decrease in the number of shares, resulting from the ongoing share buyback programme.

The average number of shares outstanding decreased by 13.7% to 944 million in 1H08, whilst the diluted average number of shares outstanding over the same period declined by 12.9% to 1,009 million. As at the end of 1H08, the number of shares outstanding adjusting for the 41 million own shares recognised in the balance sheet was 901 million.

Portugal Telecom | First Half 2008 6 / 25

Financial Review

Table 6 _ Earnings per share						Million (shares outstanding); Euro (per share data)
	2Q08	2Q07	y.o.y	1H08	1H07	y.o.y
Average number of shares oustanding						
Basic	911.5	1,081.5	(15.7%)	944.0	1,094.0	(13.7%)
Diluted (1)	976.2	1,146.2	(14.8%)	1,008.6	1,158.7	(12.9%)
Earnings per share						
Basic	0.12	0.23	(46.8%)	0.27	0.39	(31.7%)
Diluted (1) (2)	0.12	0.22	(44.3%)	0.27	0.37	(28.3%)
Earnings per share, excluding exceptionals						
Basic	0.16	0.16	(0.3%)	0.32	0.31	3.4%
Diluted (1) (2)	0.16	0.15	4.4%	0.31	0.29	7.5%

(1) Diluted shares are calculated assuming the full exercise of convertible bonds. (2) Diluted earnings are computed adjusting for the costs of covertible bonds.

Capex

Total capex increased by 20.1% y.o.y in 1H08 to Euro 358 million, equivalent to 11.0% of revenues. Excluding the consolidation of Telemig, capex would have increased by 12.8%. Wireline capex increased by 20.1% to Euro 126 million, as a result of investments in network upgrades to provide greater bandwidth, in great part related to the launch of pay-TV services, and client-related capex which reflects the high level of net adds in the pay-TV services during this period (96 thousand). TMN's capex increased by 27.9% y.o.y to Euro 80 million, driven by the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, aimed at improving mobile voice and data services to customers. Capex at Vivo increased by 21.9% y.o.y (16.2% in local currency) and continued to be directed towards network coverage and capacity, namely in GSM/EDGE. Excluding the consolidation of Telemig, capex at Vivo would have increased by 1.2% (3.5% decrease in local currency). In 1H08, other capex decreased to Euro 24 million, as compared to Euro 26 million in 1H07, due to the depreciation of local currencies of other international businesses.

Table 7 _ Capex by business segment (1)						Euro million
	2Q08	2Q07	y.o.y	1H08	1H07	y.o.y
Wireline	77.0	56.7	35.8%	125.7	104.7	20.1%
Domestic mobile • TMN (2)	48.6	35.1	38.5%	80.1	62.6	27.9%
Brazilian mobile • Vivo (1)	80.7	62.6	28.9%	128.2	105.2	21.9%
Other	9.5	15.4	(38.4%)	24.3	26.0	(6.3%)
Total capex	215.9	169.9	27.1%	358.4	298.5	20.1%
Capex as % of revenues (%)	12.9	11.4	1.5pp	11.0	10.1	0.9pp

(1) Considering a Euro/Real average exchange rate of 2.7218 in 1H07 and 2.5946 in 1H08. Capex in 2Q08 and 1H08 excludes the acquisition of 3G licenses in Brazil (Euro 227 million). (2) In 2Q07 and 1H07 capex excludes Euro 8 million related to additional commitments under the terms of the UMTS license.

Cash Flow

Operating cash flow amounted to Euro 717 million in 1H08, an increase of 13.8% y.o.y. primarily as a result of lower working capital investment (-27.6%), with EBITDA pre PRBs minus capex remaining broadly stable (Euro 835 million in 1H08 vs. Euro 831 million in 1H07).

In 1H08, free cash flow decreased to Euro 7 million in 1H08 as compared to Euro 545 million in 1H07. This evolution reflects the Euro 327 million investment made in 1H08 in the acquisition of the controlling stake in Telemig and the voluntary tender offer launched over one third of the PN shares of Telemig, as

Portugal Telecom | First Half 2008 7 / 25

Financial Review compared to a disposal of financial investments (including equity swaps) in 1H07 that resulted in a cash inflow of Euro 209 million and higher dividends received in 1H07 (Euro 83 million).  Table 8 _ Free cash flow  Euro million  2Q08 2Q07 y.o.y 1H08 1H07 y.o.y EBITDA pre PRBs minus Capex (1) 371.0  378.3  (1.9%) 834.5  831.0  0.4%  Non-cash items 50.5  40.8  23.7%  81.5  73.8  10.5%  Change in working capital (8.7) (84.0) (89.7%) (199.1) (275.1) (27.6%) Operating cash flow 412.8  335.1  23.2%  716.9  629.7  13.8%  Acquisition of Telemig (326.8) 0.0  n.m.  (326.8) 0.0  n.m.  Disposal of stake in BEST 0.0  0.0  n.m.  16.0  0.0  n.m.  Disposal of stake in BES 0.0  110.3  n.m.  0.0  110.3  n.m.  Cash settlement over PTM equity swap 0.0  94.5  n.m.  0.0  94.5  n.m.  Net disposal of other financial investments  (0.5) 3.7  n.m.  (0.5) 3.7  n.m.  Interest paid (120.1) (104.2) 15.2%  (202.4) (189.7) 6.7%  Contributions and payments related to PRBs (52.1) 1.3  n.m.  (100.8) (46.8) 115.4%  Income taxes paid by certain subsidiaries (74.6) (88.8) (16.0%) (93.7) (109.1) (14.2%) Dividends received (2) 2.6  59.3  (95.6%) 9.1  92.2  (90.1%) Other cash movements (9.6) (36.7) (74.0%) (11.0) (39.7) (72.2%) Free cash flow (168.3) 374.4  n.m.  6.7  545.0  (98.8%) (1) In 2Q08 and 1H08, capex excludes the acquisition of 3G licenses in Brazil (Euro 227 million). In 2Q07 and 1H07, capex excludes Euro 8 million related to additional commitments under the terms of the UMTS license. (2) In 1H07 this caption included dividends received from Unitel (Euro 27 million related to 2005 earnings), PT Multimédia (Euro 54 million) and BES (Euro 2 million).  Consolidated Net Debt  Consolidated net debt amounted to Euro 5,800 million as at 30 June 2008, as compared to Euro 4,382 million as at 31 December 2007. The increase in net debt in the period, reflecting the financing strategy of PT, is explained mainly by: (1) acquisition of the 3G licenses in Brazil (Euro 227 million); (2) acquisition of Telemig (Euro 198 million); (3) share buyback (Euro 731 million), and (4) dividends paid by PT (Euro 533 million).  As at 30 June 2008, total consolidated debt amounted to Euro 6,922 million, of which 63.1% was medium and long-term and 59.7% was set in fixed rates. As at 30 June 2008, 79.6% of total debt was denominated in Euros and 20.4% in Brazilian Reais. The 50% share of Vivo’s net debt, proportionally consolidated by PT, amounted to Euro 816 million as at 30 June 2008. At the end of June 2008, approximately 95% of Vivo’s net debt was either Real-denominated or hedged into Reais.  The total undrawn amount of PT’s committed commercial paper lines and standby facilities stood at Euro 1,302 million as at 30 June 2008. The amount of available cash excluding international operations plus the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 1,731 million at the end of June 2008.  In 1H08, PT’s average cost of debt and maturity was 4.6% and 5.0 years, respectively. Excluding Brazil, PT’s average cost of debt was 4.0% in 1H08, with a maturity of 5.1 years at 30 June 2008. In 1H08, the net debt to EBITDA ratio was 2.5x (1.9x in 1H07) and EBITDA cover stood at 10.1x (12.6x in 1H07).

Financial Review Table 9 _ Change in net debt   Euro million 2Q08 2Q07 1H08 1H07 Net debt (initial balance) 4,767.5  3,645.7  4,381.8  3,756.6  Less: Net debt of discontinued operations as at 31 December 2006 0.0  0.0  0.0  178.9  Less: free cash flow (168.3) 374.4  6.7  545.0  Translation effect on foreign currency debt 64.0  19.3  48.3  34.9  Dividends paid by PT  533.2  516.5  533.2  516.5  Acquisition of own shares (1) 154.7  451.9  731.1  557.9  Impact of Telemig consolidation (128.9) 0.0  (128.9) 0.0  Acquisition of 3G licenses by Vivo 227.2  0.0  227.2  0.0  Extraordinary contribution to fund healthcare post retirement benefits 0.0  0.0  0.0  117.0  Other (2) 13.9  21.5  13.9  21.5  Net debt (final balance) 5,800.0  4,280.4  5,800.0  4,280.4  Change in net debt 1,032.5  634.8  1,418.1  523.9  Change in net debt (%) 21.7% 17.4% 32.4% 13.9%  (1) In 1H08, PT contracted equity swaps over 89.2 million own shares under its  share buyback programme. (2) In 1H08, this caption includes the dividends paid by PT’s fully consolidated subsidiaries totalling Euro 12 million (Euro 13 million in 1H07).  Post Retirement Benefit Obligations  As at 31 December 2007, the projected benefit obligations (PBO) of PT’s post retirement benefits amounted to Euro 4,203 million. The PBO was computed based on a discount rate of 5.25% for pension and healthcare obligations and 4.75% for salary obligations to pre-retired and suspended employees. PT’s post retirement benefit plans have been closed to new participants since 1994 for pensions and since 2000 for healthcare.  Gross unfunded obligations increased by Euro 202 million in 1H08 to Euro 1,506 million, primarily as a result of: (1) net actuarial losses due to the difference between the expected and the actual return on the plan assets (Euro 202 million); (2) curtailment costs of Euro 78 million, and (3) PRB costs amounting to Euro 23 million, partially offset by payments and contributions of Euro 101 million.  Table 10 _ Change in gross unfunded obligation   Euro million   1H08 1H07 Gross unfunded obligations (initial balance)   1,304.0  1,654.4  Post retirement benefits costs (PRB) (1)   22.8  (15.7) Prior years service gains related to unvested rights   0.0  (6.0) Curtailment cost   78.0  84.4  Contributions and payments (2)   (100.8) (163.8) Net actuarial (gains) losses   202.2  (321.6) Gross unfunded obligations (final balance)   1,506.2  1,231.7  After-tax unfunded obligations   1,107.1  905.3 (1) In 1H08, the PRB cost recorded in the income statement amounted to Euro 21.9 million, including a gain of Euro 0.9 million related to the amortisation of prior years service gains of unvested rights. (2) In 1H08, this caption includes primarily termination payments (Euro 5 million), payments of salaries to pre-retired and suspended employees (Euro 83 million) and healthcare expenses (Euro 12 million).  Table 11 _ Post retirement benefits costs and curtailment costs Euro million 1H08 1H07 Service cost 5.2  8.3  Interest cost 103.6  103.4  Expected return on assets (86.0) (91.2) Prior years service gains (1) 0.0  (36.2) Sub-total 22.8  (15.7) Amortisation of prior year service gains (0.9) (1.6) Post retirement benefits costs 21.9  (17.3)  (1) In 1H07, this item was related to certain changes in the Social Security rules (DL 187/2007) and to the formula used by PT to calculate pension supplements.

Financial Review Shareholders’ Equity As at 30 June 2008, shareholders’ equity excluding minority interests amounted to Euro 404 million, a decrease of Euro 934 million in 1H08. This decrease is mainly explained by the equity swaps contracted over PT’s own shares in 1H08 (Euro 731 million) and by the dividends, paid to shareholders, related to fiscal year 2007 (Euro 533 million), notwithstanding the Euro 253 million net income generated in the period. The positive currency translation adjustments of Euro 78 million are explained by the appreciation of the Euro/Real exchange rate, which increased to 2.5112 at the end of June 2008. The impact of net actuarial losses due to the difference between the expected and the actual return on the plan assets, net of taxes, was Euro 151 million. This impact was offset by a revaluation of certain real estate assets, which, net of taxes, amounted to Euro 153 million. Table 12 _ Change in shareholders’ equity (excluding minority interests) Euro million 1H08 Equity before minority interests (initial balance) 1,338.2 Net income 252.9 Currency translation adjustments (1) 78.3 Dividends attributed (2) (533.2) Acquisition of own stock (3) (731.1) Net actuarial gains, net of taxes (151.1) Revaluation of real estate, net of taxes 153.0 Other (2.6) Equity before minority interests (final balance) 404.4 Change in equity before minority interests (933.9) Change in equity before minority interests (%) (69.8%) (1) This item is primarily related to the favourable changes in the Euro/Real exchange rate. (2) Dividends attributed and paid on 24 April 2008. (3) In 1H08, PT contracted equity swaps over 89.2 million own shares under its share buyback programme, of which 68.6 million own shares were physically exercised on 20 March 2008. As at 30 June 2008, PT had 41.2 million own shares in its balance sheet, of which 20.6 million relate to a previous share buyback programme and the remaining to the Euro 2.1 billion programme, with a carrying value of Euro 342 million. As announced on 25 July 2008, PT has acquired up to that date an additional 25.5 million shares (Euro 179 million) and has already completed its Euro 2.1 billion share buyback programme. PT has acquired under this programme 232.3 million shares, which represent 20.6% of share capital at the time of the announcement. The total number of outstanding shares, adjusted for the 66.7 million own shares held through equity swaps (including 20.6 million shares acquired under a previous share buyback programme) recognised in the balance sheet, is 875.9 million. Distributable reserves decreased by Euro 1,062 million to Euro 794 million at the end of June 2008, with the net income generated in 1H08 under Portuguese GAAP (Euro 204 million) being more than offset by the acquisition of treasury shares in 1H08 (Euro 712 million, of which Euro 576 million, related with 68.6 million shares, were contracted during 1H08 and Euro 136 million, related with 20.6 million shares, were contracted during 2007) and dividends attributed (Euro 533 million), following the approval at the AGM of 28 March 2008.

Financial Review

Table 13 _ Change in distributable reserves	Euro million
	1H08
Distributable reserves (initial balance)	1,856.5
Dividends attributed	(533.2)
Net income under Portuguese GAAP	204.0
Acquisition of treasury stock [1]	(711.9)
Other	(21.0)
Distributable reserves (final balance)	794.4
Change in distributable reserves in the period	(1,062.1)
Change in distributable reserves in the period (%)	(57.2%)

(1) In 1H08, PT acquired 83.2 million own shares for a total amount of Euro 712 million, through the physical exercise, on 20 March 2008, of equity swaps contracted in 4Q07 (14.6 million shares) and 1Q08 (68.6 million shares) under its share buyback programme. These shares were cancelled on 24 March 2008.

As approved at the Shareholders' Meeting of 27 April 2007 and for the purposes of the execution of the share buyback programme, on 24 March 2008 PT reduced its share capital in the amount of Euro 2,496,144.69 through the cancellation of 83,204,823 treasury shares. As a result, PT's share capital is now Euro 28,277,855.31 represented by 942,595,177 shares.

Consolidated Balance Sheet

As at 30 June 2008, the net exposure (assets minus liabilities) to Brazil amounted to R$ 7,519 million (Euro 2,994 million at the Euro/Real exchange rate of 30 June 2008). The assets denominated in Brazilian Reais in the balance sheet, as at 30 June 2008, amounted to Euro 6,443 million, equivalent to approximately 48.3% of total assets. The increase in intangible assets during 1H08 is related with (1) the goodwill generated in the acquisition of Telemig (Euro 197 million) and (2) the acquisition of 3G licenses at Vivo (Euro 227 million). The increase in tangible assets during 1H08 is related with the revaluation of real estate assets (Euro 208 million).

Table 14 _ Consolidated balance sheet [1]		Euro million
	30 June 2008	31 December 2007
Cash and equivalents	1,121.6	1,834.9
Accounts receivable, net	1,525.2	1,441.8
Inventories, net	232.8	160.6
Financial investments	551.5	565.3
Intangible assets, net	3,815.0	3,383.1
Tangible assets, net	3,804.3	3,585.4
Accrued post retirement asset	106.3	134.1
Other assets	930.8	910.7
Deferred tax assets and prepaid expenses	1,259.3	1,106.2
Total assets	13,346.8	13,122.2
Accounts payable	1,108.3	1,108.9
Gross debt	6,921.6	6,216.8
Accrued post retirement liability [2]	1,637.5	1,463.9
Other liabilities	1,888.1	1,878.4
Deferred tax liabilities and deferred income	424.0	372.3
Total liabilities	11,979.5	11,040.4
Equity before minority interests	404.4	1,338.2
Minority interests	963.0	743.6
Total shareholders' equity	1,367.3	2,081.8
Total liabilities and shareholders' equity	13,346.8	13,122.2

(1) Considering a Euro/Real exchange rate of 2.5963 at year-end 2007 and 2.5112 at end of June 2008. (2) At 30 June 2008, this item includes Euro 25 million related to prior years service gains on unvested rights not yet recognised (Euro 26 million as at 30 June 2007).

Portugal Telecom | First Half 2008 11 / 25

Operating Review

Domestic Operations

Revenues from domestic operations, which include wireline and TMN, increased by 0.6% to Euro 832 million in 2Q08 on the back of strong performance of the mobile segment and sustained recovery in the wireline segment. Revenue growth at TMN continued at a strong pace (+7.4% y.o.y in the quarter), in line with the performance of previous quarters, and driven by growth in wireless broadband. As a result, data revenues increased by 41.1% and already account for 19.0% of mobile service revenues (up 4.8pp y.o.y). Revenues from the wireline segment declined by 3.6% y.o.y in 2Q08, improving its performance sequentially due to the take up of the pay-TV service. This improvement is also shown in the performance of retail revenue generating units (RGUs, retail accesses), which increased by 27 thousand this quarter compared to a decrease of 31 thousand in 1Q08.

Table 15 _ Domestic operations income statement (1) — Euro million

	2Q08	2Q07	y.o.y	1H08	1H07	y.o.y
Operating revenues	832.2	827.4	0.6%	1,665.4	1,671.0	(0.3%)
Wireline	476.1	493.6	(3.6%)	953.7	992.9	(4.0%)
Domestic mobile • TMN	391.7	364.8	7.4%	780.8	728.1	7.2%
Other and eliminations	(35.6)	(31.1)	14.6%	(69.1)	(50.1)	38.0%
Operating costs, excluding D&A	446.5	396.5	12.6%	891.9	841.0	6.1%
Wages and salaries	83.1	92.8	(10.5%)	173.2	191.6	(9.6%)
Post retirement benefits (PRBs)	10.9	(27.9)	n.m.	21.9	(17.4)	n.m.
Direct costs	123.7	114.8	7.7%	243.0	227.6	6.7%
Commercial costs	92.3	81.9	12.7%	182.0	166.4	9.4%
Other operating costs	136.5	134.8	1.3%	271.8	272.7	(0.3%)
EBITDA (2)	385.7	430.9	(10.5%)	773.4	830.0	(6.8%)
EBITDA pre PRBs (3)	396.6	403.1	(1.6%)	795.3	812.6	(2.1%)
Depreciation and amortisation	147.7	140.0	5.5%	293.5	279.5	5.0%
Income from operations (4)	237.9	290.9	(18.2%)	479.9	550.5	(12.8%)
EBITDA margin	46.3%	52.1%	(5.7pp)	46.4%	49.7%	(3.2pp)
EBITDA margin pre PRBs	47.7%	48.7%	(1.1pp)	47.8%	48.6%	(0.9pp)
Capex (5)	127.4	94.3	35.2%	209.8	171.3	22.5%
Capex as% of revenues	15.3%	11.4%	3.9pp	12.6%	10.3%	2.3pp
EBITDA minus Capex	258.2	336.7	(23.3%)	563.6	658.6	(14.4%)
EBITDA pre PRBs minus Capex	269.1	308.8	(12.9%)	585.4	641.3	(8.7%)

(1) Domestic operations includes the wireline segment, TMN, PT Inovação, PT SI, PT Pro and PT Contact. (2) EBITDA = income from operations + depreciation and amortisation. (3) EBITDA pre PRBs = EBITDA + post retirement benefits. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (5) In 1H07 capex excludes Euro 8 million related to additional commitments under the terms of the UMTS license.

EBITDA from domestic operations stood at Euro 386 million, with a margin of 46.3%. EBITDA pre PRBs stood at Euro 397 million, declining only by 1.6% y.o.y. This improved performance was achieved on the back of a strict control of addressable costs and against a backdrop of: (1) increasing commercial activity at the wireline segment, namely in the television service (70 thousand net adds in the quarter), and at TMN (net adds up 19.5% y.o.y), and (2) higher customer care and support costs due to strong take up of wireless broadband as well as pay-TV services. Cost control is reflected in the 10.5% decline in wages and salaries and in other operating costs, which only increased by 1.3%. The reduction in wages and salaries reflects the net reduction in employees of domestic operations, which in 1H08 reached 172 employees, including 182 employees in the wireline business.

Portugal Telecom | First Half 2008 12 / 25

Operating Review

Wireline

Wireline operating revenues decreased by 3.6% y.o.y in 2Q08 to Euro 476 million. Notwithstanding continued pressure on the traditional voice business, revenues of pay-TV and data and corporate services have been increasing. The revenue performance continues to show a steady improvement on the back of growing retail RGUs, which increased 27 thousand in the quarter, reverting the negative trend seen in the last eleven quarters. The decline in wireline revenues is the lowest that has been posted in the past consecutive twelve quarters.

Table 16 _ Wireline income statement [1] — Euro million

	2Q08	2Q07	y.o.y	1H08	1H07	y.o.y
Operating revenues	476.1	493.6	(3.6%)	953.7	992.9	(4.0%)
Retail	237.8	260.2	(8.6%)	481.5	525.9	(8.4%)
Voice	191.6	213.6	(10.3%)	389.3	433.1	(10.1%)
Data & Other	46.2	46.6	(0.7%)	92.2	92.8	(0.7%)
Wholesale	117.9	119.7	(1.5%)	237.0	235.2	0.8%
Data & corporate	70.1	67.5	3.9%	137.7	133.7	3.0%
Other wireline revenues	50.2	46.3	8.6%	97.5	98.1	(0.7%)
Operating costs, excluding D&A	261.1	227.7	14.7%	515.8	486.9	5.9%
Wages and salaries	54.9	61.3	(10.4%)	113.7	126.8	(10.4%)
Post retirement benefits	10.9	(27.9)	n.m.	21.8	(17.4)	n.m.
Direct costs	93.4	87.7	6.5%	181.1	172.4	5.1%
Commercial costs	32.8	21.5	52.7%	54.0	42.1	28.2%
Other operating costs	69.1	85.1	(18.9%)	145.2	163.0	(11.0%)
EBITDA [2]	215.0	266.0	(19.2%)	437.9	506.0	(13.5%)
EBITDA pre PRBs [3]	225.9	238.0	(5.1%)	459.8	488.6	(5.9%)
Depreciation and amortisation	83.8	81.4	3.0%	168.8	162.7	3.8%
Income from operations [4]	131.2	184.5	(28.9%)	269.1	343.4	(21.6%)
EBITDA margin	45.2%	53.9%	(8.7pp)	45.9%	51.0%	(5.0pp)
EBITDA margin pre PRBs	47.4%	48.2%	(0.8pp)	48.2%	49.2%	(1.0pp)
Capex	77.0	56.7	35.8%	125.7	104.7	20.1%
Capex as % of revenues	16.2%	11.5%	4.7pp	13.2%	10.5%	2.6pp
EBITDA minus Capex	138.0	209.2	(34.1%)	312.2	401.3	(22.2%)
EBITDA pre PRBs minus Capex	148.8	181.3	(17.9%)	334.0	383.9	(13.0%)

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) EBITDA pre PRBs = EBITDA + post retirement benefits.
(4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Retail revenues fell by 8.6% y.o.y in 2Q08 on the back of continued competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband. Voice revenues decreased by 10.3% y.o.y in 2Q08, as a result of line loss and increased pricing pressure, particularly in ULL and cable areas. Data and other retail revenues decreased by 0.7% y.o.y, on the back of the decline in broadband ADSL and narrowband ISP revenues, which more than offset the contribution of the pay-TV services.

Wholesale revenues decreased by 1.5% y.o.y in 2Q08, as a result of the decrease in traffic revenues (-4.7% y.o.y) that more than offset the growth in leased lines revenues (+5.5%).

Data and corporate revenues increased by 3.9% y.o.y in 2Q08 as a result of the successful migration of traditional voice and data services to more advanced and integrated solutions, which include: (1) the provision of increasingly higher bandwidth for end-users based on Ethernet and IP technologies, and (2) convergent and customised solutions combining telecoms and IT. Also important to underline is the increased importance of integrated solutions and the growth of PT in certain segments of the market, namely education and healthcare. PT signed more than 2 thousand contracts during the period, which

Portugal Telecom | First Half 2008 13 / 25

Operating Review represent an annual increase of more than 15% in total contract volumes. In addition, PT gained several new international projects in data centres and IT systems, which reinforced PT’s position in this segment. Growth in the quarter in this segment of PT’s business was also underpinned by the increase in revenues from network management, outsourcing and IT solutions (+14.7% y.o.y). Other revenues increased by 8.6% y.o.y in 2Q08, underpinned by the increase in equipment sales (+25.9%) and in portal revenues (+19.3%). EBITDA pre PRBs declined by 5.1% y.o.y, while operating expenses, excluding post retirement benefits, declined by 2.1%. This improved performance is the result of strict cost control, which continued to be a key priority in the wireline segment and translated into a continued reduction in wages and salaries (-10.4% y.o.y) and other operating costs (-18.9% y.o.y). This performance was achieved notwithstanding the launch of new services, namely pay-TV, which increased programming costs (included under direct costs) and commercial costs. The increase in commercial costs is mainly the result of the marketing campaigns associated with the rollout of IPTV services and commercial launch of the satellite service in April. In 2Q08, the number of employees declined by 11.6% y.o.y to 6,172. The net reduction in headcount in 1H08 reached 182 employees, thus improving the efficiency ratio to 673 lines per employee. Capex amounted to Euro 77 million in 2Q08, equivalent to 16.2% of operating revenues, growing 35.8% y.o.y. Capex was directed mainly towards: (1) network upgrades to provide greater bandwidth to customers; (2) network capacity to provide pay-TV services, and (3) client-related capex as a result of investments in TV terminal equipment (set-top boxes) for residential clients and also investments in equipment for corporate clients. Worth highlighting is that in 1H08 the increase in the capex associated with the television business was partially compensated by lower legacy capex. EBITDA pre PRBs minus Capex amounted to Euro 149 million in 2Q08. 2Q08 showed, for the first time in the last eleven consecutive quarters, a positive evolution in retail RGUs. In effect, retail net adds in the quarter reached 27 thousand, as a result of the significant take up of the pay-TV service (70 thousand net adds in the quarter), coupled with a flattish loss of traffic generating lines despite the increased competitive environment with aggressive offers from the cable operators. This performance in traffic generating lines benefited from the pay-TV offer as around 50% of the IPTV net adds are new customers to PT. The decline in voice lines (8.0% y.o.y to 2,894 thousand), was also the result of 16 thousand net disconnections of carrier pre-selection lines. Flat-fee ADSL accesses increased by 16 thousand in the quarter notwithstanding the strong growth in wireless broadband subscribers by TMN. PT continues to focus on improving the quality of its ADSL subscriber base and benefits from the growth in pay-TV services. ADSL retail accesses increased by 11 thousand to 667 thousand, with the growth in flat-fee accesses being partially offset by a net decrease in the pay-as-you-go product. Competitors’ lines (wholesale accesses + carrier pre-selection) decreased by 41 thousand in 2Q08. In particular, unbundling local loop lines showed net disconnections in the quarter. In the quarter, PT continued to market its pay-TV service, Meo, both through IPTV and satellite, which was commercially launched during April. The advertising campaigns and the marketing initiatives continued to focus on the distinctive features of the service, namely: (1) high definition, underpinned by the broadcasting of the European football championship games in partnership with free-to-air channel TVI and the broadcast of the Summer Olympic Games in partnership with Eurosport; (2) digital recording, as PT provides full

Operating Review

PVR-like EPG-based digital recording of up to 140 hours; (3) video on demand with access to an extensive library of over 1,000 movies and documentaries, and (4) the ability to subscribe to new channels in real time using the self-care features of the set-top box. PT also continued to reinforce the quality of the content available in its various packages and also included Disney Channel as part of the basic package. In addition, PT has recently launched a marketing initiative around this distinctive characteristic of its television service, which aims to take advantage of the summer holidays. The marketing campaigns around Meo continue to be a marked success and brand notoriety continues at high levels. In effect, proved ad recall was at 64% by the end of June, and has remained clearly above the 50% threshold in the past thirteen weeks, following the launch of the marketing campaign in the beginning of April.

Table 17 _ Wireline operating data

	2Q08	2Q07	y.o.y	1H08	1H07	y.o.y
Main accesses ('000)	4,156	4,342	(4.3%)	4,156	4,342	(4.3%)
Retail accesses	3,678	3,861	(4.7%)	3,678	3,861	(4.7%)
PSTN/ISDN	2,894	3,146	(8.0%)	2,894	3,146	(8.0%)
Traffic-generating lines	2,700	2,833	(4.7%)	2,700	2,833	(4.7%)
Carrier pre-selection	194	313	(38.0%)	194	313	(38.0%)
ADSL retail [1]	667	715	(6.7%)	667	715	(6.7%)
TV customers	116	0	n.m.	116	0	n.m.
Wholesale accesses	478	481	(0.7%)	478	481	(0.7%)
Unbundled local loops	315	244	29.0%	315	244	29.0%
Wholesale line rental	106	173	(38.6%)	106	173	(38.6%)
ADSL wholesale	57	64	(11.3%)	57	64	(11.3%)
Net additions ('000)	1	(15)	n.m.	(20)	(62)	(67.0%)
Retail accesses	27	(53)	n.m.	(5)	(141)	(96.7%)
PSTN/ISDN	(54)	(67)	(19.1%)	(116)	(171)	(32.0%)
Traffic-generating lines	(39)	(37)	3.7%	(72)	(76)	(4.6%)
Carrier pre-selection	(16)	(29)	(47.3%)	(44)	(95)	(53.9%)
ADSL retail	11	14	(24.1%)	16	30	(47.6%)
TV customers	70	0	n.m.	96	0	n.m.
Wholesale accesses	(25)	37	n.m.	(16)	79	n.m.
Unbundled local loops	(6)	26	n.m.	24	48	(51.0%)
Wholesale line rental	(15)	12	n.m.	(34)	31	n.m.
ADSL wholesale	(4)	(1)	n.m.	(6)	(1)	n.m.
Retail RGU per access [2]	1.27	1.23	3.5%	1.27	1.23	3.5%
ARPU (Euro)	30.1	30.3	(0.6%)	30.1	30.2	(0.3%)
Voice	23.7	24.3	(2.8%)	23.6	24.3	(3.0%)
Data & other	6.4	5.9	8.6%	6.4	5.8	10.6%
Total traffic (million minutes)	2,938	3,153	(6.8%)	5,944	6,364	(6.6%)
Retail traffic	1,240	1,320	(6.1%)	2,505	2,659	(5.8%)
Wholesale traffic	1,698	1,833	(7.4%)	3,439	3,705	(7.2%)
Employees	6,172	6,979	(11.6%)	6,172	6,979	(11.6%)

(1) 1H08 reflects a database cleanup of 103 thousand customers (related to inactive prepaid broadband customers), undertaken at the end of 4Q07. (2) Retail accesses per PSTN/ISDN line

During the quarter, PT was notified of the Draft Final Decision of the Committee of Evaluation of the proposals submitted within the public tender procedure relating to the Digital Terrestrial Television (DTT) namely Mux A (transport of free-to-air signal) and Muxes B to F (pay-TV service). PT presented proposals for Mux A and Muxes B to F and has earned the best classification by an independent jury. These preliminary decisions of the Public Tender Committee, which will be subject to prior hearing of the interested parties, thus award PT the victory in both tenders. The participation of PT in both DTT tenders and the preliminary decisions of the Public Tender Committee confirm PT's commitment towards the successful rollout of DTT in Portugal as well as towards the implementation of its multi-platform pay-TV

Portugal Telecom | First Half 2008 15 / 25

Operating Review  strategy, based on IPTV, DTH, DTT and mobile, which aims to be a growth lever of the domestic operations of PT in the future.  Net adds in the pay-TV service reached 70 thousand in the quarter, with PT more than doubling its subscriber base in the quarter to 116 thousand. The pay-TV subscribers already represent 4.3% of traffic-generating lines and 17.4% of total ADSL subscriber base, a marked performance taking into consideration that the IPTV service was launched in 4Q07 and the satellite service in April 2008.  It is worth highlighting that the number of RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continues to increase with the rollout of the pay-TV offer (1.27 and 1.24 revenue generating units per line, as at the end of 2Q08 and 1Q08, respectively). In order to tackle line loss, the sale of pay-TV and broadband services is critical to the strategy of the wireline business. The new triple-play strategy is proving to be a successful means of growing new customers as circa 50% of the new IPTV customers are new PT customers as they previously did not subscribe to any service from PT.  Blended ARPU has remained flat y.o.y in 2Q08 at Euro 30.1 with the growth in data and other ARPU, which increased by 8.6% y.o.y driven by the increased penetration of new services such as pay-TV, offsetting the decline in the subscription and voice ARPU (-2.8%).  Domestic Mobile  Operating revenues increased by 7.4% y.o.y in 2Q08 to Euro 392 million, supported by the growth of service revenues of 5.7% y.o.y. Data revenues continued to exhibit strong growth and were up 41.1% y.o.y whilst equipment sales also increased 30.8% y.o.y. Customer revenues increased by 7.4% y.o.y to Euro 289 million on the back of strong customer growth, particularly in postpaid and wireless broadband, despite adverse evolution of roaming-out services due to price cuts. Worth highlighting that this marks the sixth consecutive quarter of growth in customer revenues at TMN.  Interconnection revenues increased by 3.7% y.o.y in 2Q08 to Euro 63 million. A final decision concerning the mobile termination rates (MTR) was announced by the regulator on 4 July 2008, which stipulated a decrease in tariffs down to Euro 6.5 cents, as of 1 April 2009 from the current value of Euro 11 cents. As a result, the first cut occurred already in July 2008 to Euro 8 cents per minute. PT believes that the terms of this deliberation by the regulator are illegal and disproportionate given the size of the adjustment in the period, the reintroduction of asymmetry in fixed-mobile termination and introduction, for the first time in Portugal, of asymmetry in mobile-mobile termination in favour of the third operator. As a result, PT announced that it will use all means at its disposal to litigate against this decision.  EBITDA increased by 3.4% y.o.y to Euro 172 million in 2Q08, on the back of strong revenue growth and cost control. This performance was achieved notwithstanding: (1) significantly higher commercial activity focused on prepaid to postpaid migration and wireless broadband sales, which resulted in net adds of customers of 120 thousand in the quarter and 223 thousand in the first half, up 102.6% over the same period last year; (2) the adverse impact of roaming pricing cuts; (3) higher support costs, related with the provisioning and customer care costs associated with increasingly more complex services such as wireless

Operating Review

broadband, and (4) increase in provisions due to a higher proportion of postpaid customers. EBITDA margin stood at 44.0% in 2Q08.

Table 18 _ Domestic mobile income statement (1)						Euro million
	2Q08	2Q07	y.o.y	1H08	1H07	y.o.y
Operating revenues	391.7	364.8	7.4%	780.8	728.1	7.2%
Services rendered	358.0	338.7	5.7%	705.2	666.5	5.8%
Customer	289.4	269.5	7.4%	570.9	533.4	7.0%
Interconnection	62.6	60.4	3.7%	124.1	118.6	4.6%
Roamers	6.1	8.8	(31.0%)	10.2	14.6	(29.9%)
Sales	32.1	24.6	30.8%	71.7	57.1	25.5%
Other operating revenues	1.5	1.6	(2.7%)	3.9	4.5	(13.5%)
Operating costs, excluding D&A	219.5	198.3	10.7%	442.0	400.7	10.3%
Wages and salaries	13.6	12.7	6.6%	27.0	25.4	6.2%
Direct costs	70.8	69.3	2.2%	141.1	137.3	2.8%
Commercial costs	71.0	68.2	4.0%	146.8	141.3	3.9%
Other operating costs	64.1	48.1	33.3%	127.2	96.7	31.5%
EBITDA (2)	172.2	166.5	3.4%	338.8	327.4	3.5%
Depreciation and amortisation	59.8	53.4	12.0%	116.4	106.1	9.7%
Income from operations (3)	112.4	113.1	(0.6%)	222.4	221.4	0.5%
EBITDA margin	44.0%	45.6%	(1.7pp)	43.4%	45.0%	(1.6pp)
Capex (4)	48.6	35.1	38.5%	80.1	62.6	27.9%
Capex as % of revenues	12.4%	9.6%	2.8pp	10.3%	8.6%	1.7pp
EBITDA minus Capex	123.6	131.4	(5.9%)	258.6	264.8	(2.3%)

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) In 1H07 capex excludes Euro 8 million related to additional commitments under the terms of the UMTS license.

Capex increased from Euro 35 million in 2Q07 to Euro 49 million in 2Q08 and was directed primarily towards expanding network capacity and coverage, as a result of increased voice and data usage, and to provide improved mobile voice and data services to customers. Over 50% of capex is being directed towards 3G and 3.5G networks upgrading the radio access technology which will reduce power consumption thus reducing costs whilst also bringing environmental benefits. EBITDA minus Capex in 2Q08 amounted to Euro 124 million.

Total customers increased by 11.5% y.o.y to 6,485 thousand with net additions in 2Q08 reaching 120 thousand (+19.5% y.o.y), as a result of the successful rollout of both voice and data services, including the strong take-up of wireless broadband. TMN continued to focus on postpaid, particularly on the corporate segment, and on prepaid to postpaid migration. As a result, all net additions in the period were postpaid, which accounted for 26.9% of total customers at the end of 2Q08, up from 21.0% in 2Q07.

Table 19 _ Domestic mobile operating data (1)						
	2Q08	2Q07	y.o.y	1H08	1H07	y.o.y
Customers ('000)	6,485	5,814	11.5%	6,485	5,814	11.5%
Net additions ('000)	120	100	19.5%	223	110	102.6%
MOU (minutes)	115	120	(4.6%)	114	118	(3.1%)
ARPU (Euro)	18.6	19.7	(5.7%)	18.5	19.4	(4.9%)
Customer	15.0	15.7	(4.2%)	14.9	15.5	(3.8%)
Interconnection	3.2	3.5	(7.5%)	3.2	3.5	(5.9%)
ARPM (Euro cents)	16.2	16.4	(1.1%)	16.2	16.5	(1.8%)
Data as % of service revenues (%)	19.0	14.3	4.8pp	18.8	14.1	4.7pp
SARC (Euro)	36.6	54.2	(32.4%)	38.1	51.7	(26.4%)
Employees	1,140	1,126	1.2%	1,140	1,126	1.2%

(1) Includes MVNO subscribers.

Portugal Telecom | First Half 2008 17 / 25

Operating Review  TMN launched several marketing initiatives during the quarter aimed at continuing to enhance its brand awareness, especially in the youth segment. As part of its sponsorship to the Portuguese football national team, TMN launched, during the Euro 2008 championship, an advertising campaign giving voice to players from the Portuguese national team and marketing value added alert services for goals, fixtures and standings as well as special roaming promotions for Austria and Switzerland aimed at stimulating usage. TMN also launched a price plan for the youth segment, “Moche”, which enables subscribers, for a monthly fee of Euro 14.90 to make free calls and send free SMS/MMS to other subscribers in the same plan and benefit from special prices within TMN’s network.  Wireless broadband remained a key priority during the quarter, with TMN launching new marketing initiatives aimed at various segments from personal to corporate. Most of the wireless broadband plans involve a loyalty programme, with download speeds up to 7.2 Mbps and capacity of up to 6GB. TMN was recently elected by the readers of “PC Guia”, a specialised magazine, the best wireless broadband provider in Portugal. TMN already covers all district capitals with 3.5G.  PT also continued to develop and market OfficeBox, a fixed-mobile convergent service for SME’s and SOHO’s, which includes a PC, fixed and mobile voice, and fixed and mobile broadband. These integrated offers for a single user have fees ranging from Euro 27 to Euro 59. TMN also marketed a new offer of Meo Mobile, its mobile television service, allowing the subscription of the service for a minimum period of one week for a fee of Euro 1.97.  ARPU decreased by 5.7% y.o.y in 2Q08 to Euro 18.6, mainly as a result of the strong subscriber growth, increased penetration in lower segments of the market, growing number of users with multiple SIM cards and lower roaming prices. Nevertheless, the growth in the average customer base more than offset the dilution in ARPU, allowing service revenues to grow by 5.7% y.o.y in 2Q08. ARPU also reflected the EU-imposed changes to wholesale roaming prices, which came into effect as of 1 September 2007, although the price effects were mitigated, to a certain extent, by increased volumes. Blended MOU decreased by 4.6% y.o.y in 2Q08 to 115 minutes, primarily explained by growth in the customer base (+11.5% y.o.y, EoP), namely broadband.  Data services continued to contribute strongly to top line growth, with data revenues having increased by 41.1% y.o.y in 2Q08 and already accounting for 19.0% of service revenues, up from 14.3% last year. The increase in data service revenues is primarily based on non-SMS services, which more than doubled on an annual basis and already accounted for around 50% of total data service revenues in 2Q08. This growth in non-SMS data was driven by a strong performance of wireless broadband.  International Businesses  Brazilian Mobile  Vivo concluded the acquisition of Telemig, on 3 April 2008, which allowed for its consolidation from the beginning of April. As such, Vivo’s results presented for the 2Q08 include Telemig.

Operating Review

Vivo's operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 24.6% y.o.y in 2Q08 to R$ 3,971 million, as a result of the growth in service revenues (+25.9% y.o.y) underpinned by strong growth in customers and in data service revenues. Excluding Telemig, Vivo's operating revenues would have increased 12.0% y.o.y. and service revenues would have grown by 13.4% y.o.y.

Table 20 _ Brazilian mobile income statement [1] — R$ million

	2Q08	2Q07	y.o.y	1H08	1H07	y.o.y
Operating revenues	3,970.8	3,187.1	24.6%	7,438.9	6,207.4	19.8%
Services rendered	3,488.1	2,770.2	25.9%	6,602.1	5,623.1	17.4%
Sales	376.1	364.3	3.2%	674.5	479.1	40.8%
Other operating revenues	106.7	52.6	102.8%	162.4	105.3	54.3%
Operating costs, excluding D&A	3,123.6	2,525.4	23.7%	5,636.2	4,712.0	19.6%
Wages and salaries	199.3	170.0	17.2%	361.2	346.0	4.4%
Direct costs	771.7	548.0	40.8%	1,400.2	1,061.8	31.9%
Commercial costs	1,107.7	910.4	21.7%	1,967.8	1,547.3	27.2%
Other operating costs	1,044.9	897.0	16.5%	1,907.0	1,757.0	8.5%
EBITDA [2]	847.2	661.7	28.0%	1,802.7	1,495.4	20.6%
Depreciation and amortisation	807.8	679.5	18.9%	1,544.6	1,323.2	16.7%
Income from operations [3]	39.3	(17.8)	n.m.	258.1	172.2	49.9%
EBITDA margin	21.3%	20.8%	0.6pp	24.2%	24.1%	0.1pp
Capex [4]	418.2	337.2	24.0%	665.4	572.7	16.2%
Capex as % of revenues	10.5%	10.6%	(0.0pp)	8.9%	9.2%	(0.3pp)
EBITDA minus Capex	429.0	324.5	32.2%	1,137.4	922.7	23.3%

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Capex in 2Q08 and 1H08 excludes the acquisition of 3G licenses in Brazil (R$ 1,179 million).

EBITDA increased by 28.0% y.o.y to R$ 847 million in 2Q08. Excluding Telemig, EBITDA would have increased by 17.8% y.o.y. The increase of 40.8% in direct costs (23.1% excluding Telemig) is primarily explained by the interconnection traffic growth as a consequence of the growth in the subscriber base as well as usage campaigns launched in the quarter. Unitary SARC, which includes marketing, handset subsidies and commissions, fell by 18.2% y.o.y in 2Q08 notwithstanding the higher commercial activity, which resulted in net adds of customers of 2.1 million in the quarter, up 75.6% compared the same period last year. This performance of SARC is explained by a higher proportion of GSM handsets and SIM cards, which have a lower cost, notwithstanding the increase in marketing and publicity related with the campaigns carried out in the period. As a result of the measures implemented over the past year, the provision for doubtful receivables in 2Q08 fell to 2.3% of operating revenues. EBITDA margin increased in 2Q08 by 0.6pp to 21.3%, notwithstanding the strong customer growth and its impact on both acquisition costs and FISTEL fees, which under IFRS are booked upfront.

Capex, which excludes the booking of the investment (R$ 1,179 million) related with the acquisition of 3G licenses (band J), increased to R$ 418 million in 2Q08 and was mainly directed to: (1) network coverage; (2) capacity and quality, namely in the GSM/EDGE technology; (3) new customer service and front office systems, and (4) adaptation to the Number Portability project. The GSM/EDGE network overlay covers 2,354 municipalities, already exceeding the number of municipalities served by the CDMA network. Capex at Vivo increased by 16.2% in 1H08. Excluding the consolidation of Telemig, capex at Vivo would have decreased by 3.5%.

Vivo's customer base increased by 33.7% y.o.y in 2Q08 to 40,435 thousand of which 4,262 thousand included from Telemig's customer base. This allowed Vivo to consolidate its leadership of the Brazilian

Portugal Telecom | First Half 2008 19 / 25

Operating Review

mobile market achieving, at the end of June 2008, a market share of 30.4%. Excluding Telemig, Vivo's customer base would have increased 19.6%. Net additions reached 2,125 thousand in 2Q08, while gross additions increased by 58.5% y.o.y. GSM accounted for approximately 89% of total gross additions in 2Q08, bringing the total number of GSM customers to 22,577 thousand at the end of 2Q08, equivalent to 55.8% of total customers. Vivo's commercial activity in the quarter was centred on Mother's Day and Valentine's Day and focused on campaigns aimed at increasing usage. The strengthening of Vivo's competitive position allowed for an improvement in the share of net additions, which increased to approximately 28.9%.

Table 21 _ Brazilian mobile operating data [1]

	2Q08	2Q07	y.o.y	1H08	1H07	y.o.y
Customers ('000)	40,435	30,241	33.7%	40,435	30,241	33.7%
Market share (%)	30.4	28.4	2.0pp	30.4	28.4	2.0pp
Net additions ('000)	2,125	1,210	75.6%	2,965	1,187	149.7%
MOU (minutes)	94	77	22.8%	86	76	13.4%
ARPU (R$)	28.8	29.9	(3.6%)	29.1	29.9	(2.7%)
Customer	16.6	16.6	0.0%	16.7	16.5	0.9%
Interconnection	12.0	13.0	(8.3%)	12.3	13.2	(7.0%)
Data as % of service revenues (%)	10.4	7.9	2.5pp	10.3	8.0	2.2pp
SARC (R$)	89.7	109.7	(18.2%)	92.7	109.5	(15.3%)
Employees	8,232	5,494	49.8%	8,232	5,494	49.8%

(1) Operating data calculated using Brazilian GAAP.

Vivo's blended MOU has increased 22.8% y.o.y in 2Q08 to 94 minutes, as a result of the strong growth in outgoing MOU (+47.4% y.o.y). The success of Mother's Day and Valentine's Day campaigns, which offered bonus on-net and off-net fixed traffic and/or reduced tariffs for on-net and off-net fixed traffic, has underpinned the performance of outgoing MOU.

Vivo's blended ARPU reached R$ 28.8 in 2Q08, a decrease of 3.6% y.o.y, despite strong customer growth. This reduction was driven by the decrease in interconnection ARPU (-8.3% y.o.y), as a result of fixed-mobile traffic migration to mobile-mobile traffic. Customer ARPU was flat y.o.y at R$16.6, despite strong customer growth. Data ARPU increased to R$3.0 (+25.0% y.o.y) as data revenues increased by 68.5% y.o.y in 2Q08, and now account for 10.4% (+2.5pp y.o.y) of service revenues. The growth drivers of data services were: (1) the strong increase in service revenue from Play, Java, SMS, as well as the increase in the customer base of Zap, Flash/Desk Modem, Blackberry and Smart Mail customers; (2) the increase in the use of person-to-person SMS, as a consequence of the increase of recharges with services and activations of post-paid plans with data advantages; (3) promotions for the usage of SMS Contents (interactivity actions on the TV and other media), and (4) new partnerships with content providers.

Portugal Telecom | First Half 2008 20 / 25

Operating Review

Other International Assets

Table 22 _ Highlights of main assets in Africa and Asia (1H08) [1,2] — thousand (customers), million (financials)

	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Euro	EBITDA Euro
Médi Télécom [3]	32.18%	7,079	2,452	3.6%	1,011	3.1%	41.2%	214.5	88.4
Unitel [3,5]	25.00%	3,762	538	43.4%	322	40.1%	59.7%	351.7	210.1
MTC [4,5]	34.00%	934	599	9.6%	295	4.2%	49.4%	51.0	25.2
CVT [4,5]	40.00%	269	3,890	9.8%	2,252	(0.4%)	57.9%	35.3	20.4
CTM [3]	28.00%	561	1,202	14.3%	518	15.5%	43.1%	97.8	42.1
CST [4,5]	51.00%	42	89,874	24.9%	30,719	27.4%	34.2%	4.0	1.4
Timor Telecom [4]	41.12%	106	17	18.2%	9	19.1%	50.5%	11.4	5.8

(1) All information prepared in accordance with local GAAP. (2) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CST, CVT and Timor Telecom. (3) Equity consolidation method. (4) Full consolidation method. (5) These stakes are held by Africatel, which is 78% controlled by PT.

Médi Télécom revenues increased by 3.6% y.o.y in 1H08 to MAD 2,452 million, while EBITDA increased by 3.1% y.o.y to MAD 1,011 million, equivalent to a margin of 41.2%. The mobile customer base increased by 22.0% y.o.y to 7,073 thousand, with net additions in 1H08 totalling 408 thousand. MOU decreased by 3.3% y.o.y in 1H08 to 45 minutes. ARPU totalled MAD 58 in 1H08, a decrease of 17.8% over the same period of last year, mainly due to the significant growth of the customer base, the decrease of interconnection tariffs and the increased competition in the market.

Unitel's revenues and EBITDA increased by 43.4% and 40.1% y.o.y respectively in 1H08, underpinned by strong customer growth, both in Luanda and in other main districts of the country. EBITDA margin reached 59.7% in 1H08. Net additions totalled 455 thousand in 1H08, with the total customer base reaching 3,762 thousand at the end of June 2008, an increase of 50.3% over the same period of last year. In 1H08, Unitel's MOU decreased by 14.2% y.o.y to 101 minutes and ARPU amounted to USD 24, a decrease of 8.8% over the same period of last year, as a result of the strong growth in the customer base.

MTC's revenues and EBITDA increased by 9.6% and 4.2% y.o.y respectively in 1H08. EBITDA performance has been impacted by higher commercial costs, as a result of increasing competition, and higher network costs, as a result of investments in network coverage and capacity. Net additions totalled 134 thousand in 1H08, with total customers reaching 934 thousand at the end of June 2008, an increase of 32.5% over the same period of last year. Postpaid customers increased by 30.9% y.o.y, representing 8.5% of total customer base. ARPU totalled NAD 115 in 1H08, a decrease of 16.1% y.o.y, primarily as a result of the growth in the customer base in the period.

CVT's revenues increased by 9.8% y.o.y, mainly due to the strong growth in mobile customers, which increased by 65.2% y.o.y to 197 thousand customers. EBITDA decreased 0.4% y.o.y in 1H08 as a result of higher commercial costs, related with growth and retention of the customer base following the entry of a mobile competitor. Mobile MOU reached 70 minutes, a decrease of 10.5% y.o.y in 1H08. Mobile ARPU in 1H08 was CVE 2,202 a decrease of 21.3% y.o.y. EBITDA margin stood at 57.9%.

CTM's revenues and EBITDA increased by 14.3% and 15.5% y.o.y to MOP 1,202 million and MOP 518 million, respectively, in 1H08. In the mobile division, customers increased by 19.8% y.o.y to 379 thousand at the end of June 2008. CTM's mobile ARPU decreased by 1.0% y.o.y to MOP 211 in 1H08.

CST's revenues increased by 24.9% y.o.y to STD 89,874 million in 1H08, while EBITDA grew 27.4% y.o.y to STD 30,719 million. In the mobile division, CST added 4 thousand customers in 1H08, bringing the total number of customers to 34 thousand at the end of June 2008, an increase of 47.6% y.o.y. Mobile MOU

Portugal Telecom | First Half 2008 21 / 25

Operating Review

decreased by 9.8% y.o.y in 1H08 to 54 minutes, as a result of the growth in the customer base. Mobile ARPU was STD 260 thousand in 1H08, a decrease of 9.3% over last year.

Timor Telecom's revenues and EBITDA increased by 18.2% and 19.1% y.o.y, respectively, mainly as a result of the strong increase in the number of mobile customers. Timor Telecom's net additions reached 25 thousand, bringing the total mobile customer base to 103 thousand at the end of June 2008, an increase of 67.2% y.o.y. Mobile MOU decreased by 14.3% y.o.y to 88 minutes. Mobile ARPU was USD 26 in 1H08, a decrease of 25.4% over the same period of last year.

Africatel, which is 78% controlled by PT, increased its proportional revenues and EBITDA by 16.0% and 11.1% to Euro 129 million and Euro 70 million, respectively in 1H08, notwithstanding the adverse exchange rate movements that affected the local currencies in all markets where PT is exposed.

Table 23 _ Proportional income statement of Africatel (1) — Euro million

	2Q08	2Q07	y.o.y	1H08	1H07	y.o.y
Operating revenues	64.2	56.5	13.6%	128.5	110.8	16.0%
EBITDA (2)	33.9	31.0	9.5%	70.3	63.3	11.1%
Depreciation and amortisation	5.5	5.5	1.3%	11.0	11.2	(1.4%)
Income from operations (3)	28.4	25.5	11.2%	59.3	52.1	13.8%
EBITDA margin	52.9%	54.9%	(2.0pp)	54.7%	57.1%	(2.4pp)

(1) Proforma consolidation of the companies included in Africatel using the percentage of ownership held by Africatel. (2) EBITDA = Income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Portugal Telecom | First Half 2008 22 / 25

Subsequent Events

7 July 2008 _ PT announced that its subsidiary TMN was notified by ICP-ANACOM, the Portuguese telecoms regulator, of the decision related with the specification of the obligation of price control concerning the wholesale markets of voice call termination in individual mobile networks (market 16). This decision establishes a meaningful reduction of the maximum prices to be applied by the mobile operators with significant market power in the termination of voice calls, as follows:

Mobile termination tariffs		Euro
	TMN / Vodafone	Optimus
15 July 2008	0.080	0.096
1 October 2008	0.075	0.090
1 January 2009	0.070	0.084
1 April 2009	0.065	0.078
1 July 2009	0.065	0.072
1 October 2009	0.065	0.065

PT believes that the terms of this deliberation are illegal and disproportionate. The current decision of a steep reduction in the values of termination not only ignores the associated revenue loss related with the international traffic, but also jeopardises the meaningful investments that have been made by the mobile sector in the last decade, damaging, as a consequence, the balance of payments, the competitiveness of the Portuguese mobile operators and the future innovation in Portugal. In what concerns the asymmetry in favour of the operator Optimus, PT believes that the legal requirements are not met. As such, it translates into another positive discrimination of that operator, which adds to the circa Euro 125 million "savings" that Optimus has been benefiting since 1998, when compared with the costs of spectrum registered by TMN. Taking into consideration the illegalities evidenced in the current decision of the regulator, PT will use all legal means at its disposal to contest its legality and effectiveness.

25 July 2008 _ PT announced that it concluded the Euro 2.1 billion share buyback programme, which has been executed since March 2007.

With the conclusion of such share buyback programme, PT accomplishes 92% of the remuneration package proposed to its shareholders for the 2006-09 period. It is only pending the payment of a dividend in the amount of Euro 0.575 per share, which shall take place following its approval by the next annual General Shareholders Meeting and subject to PT's financial situation and market conditions, as previously announced.

Considering the 186,261,323 shares already cancelled on 20 December 2007 and 24 March 2008, since the beginning of the share buyback PT has acquired in the market a total of 232,344,000 own shares, which corresponds to 20.58% of the share capital at the time of the share buyback programme proposal to the shareholders in 2007.

The current number of own shares subject to equity swaps contracted by PT totals 66,722,677 shares, including the equity swaps over 46,082,677 shares contracted under the program referred to above and an equity swap over 20,640,000 shares contracted under a previous share buyback programme.

Portugal Telecom | First Half 2008 23 / 25

Subsequent Events  PT will acquire all shares subject to equity swaps contracted under the current buyback programme. Such shares shall subsequently be cancelled and the share capital reduced accordingly. The total number of outstanding shares, adjusting for equity swaps on own shares recognised in the balance sheet, is 875,872,500.

 Additional Information  This information is also available on PT’s IR website http://ir.telecom.pt  Conference Call details  Date: 7 August 2008  Time: 16:00 (Portugal/UK), 17:00 (CET), 11:00 (US/NY)  Telephones numbers  Outside US: +1 201 689 8261  US and Canada: 877 869 3847  If you are unable to attend the conference call a replay will be available for one week through the following numbers:  Outside US callers: +1 201 612 7415 (Account Number: 3082, Conference ID: 292261)  US and Canada callers: 877 660 6853 (Account Number: 3082, Conference ID: 292261)  Contacts Luís Pacheco de Melo Chief Financial Officer  luis.p.melo@telecom.pt  Francisco Nunes Chief Accounting Officer  francisco.nunes@telecom.pt  Nuno Vieira Investor Relations Officer  nuno.t.vieira@telecom.pt  Portugal Telecom Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa, Portugal  Tel.: +351 21 500 1701  Fax: +351 21 500 0800  This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.  Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed  on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.